Filed by The Chiba Kogyo Bank, Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: The Chiba Bank, Ltd. (File Number: 132-02879)

and The Chiba Kogyo Bank, Ltd. (File Number: 132-02880)

Dated June 23, 2026

Note:  This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

This press release may not be published, distributed or diffused in the United States of America. This press release is not an extension into the United States of the share repurchase mentioned herein. Please see the important notice at the end of this press release.

June 23, 2026

Company name:	The Chiba Kogyo Bank, Ltd.
Representative:	Hitoshi Umeda President (CEO) and Managing Executive Officer
(Securities code: 8337, Tokyo Stock Exchange Prime Market)
Inquiries:	Nobuhiro Nishimura Executive Officer of Management Planning Division
Telephone:	+81-43-243-2111 (main switchboard number)

Notice Concerning Determination of Matters Related to Repurchase of Treasury Shares of 2nd Series of Class VII Preferred Shares (Repurchase of Treasury Shares Pursuant to Provisions of Articles of Incorporation under Provisions of Article 459, Paragraph 1 of the Companies Act)

The Chiba Kogyo Bank, Ltd. (hereinafter, the “Bank”) hereby announces that, as stated in the “Notice Concerning Repurchase of Class II Preferred Shares, the 2nd Series of Class VI Preferred Shares, and the 2nd Series of Class VII Preferred Shares,” announced on March 25, 2026, the Board of Directors of the Bank resolved matters related to the repurchase of treasury shares pursuant to the provisions of Article 459, Paragraph 1 of the Companies Act and Article 16, Paragraph 2 of the Bank’s Articles of Incorporation at a meeting held on the same day, and that the Board of Directors has resolved the specific method of repurchase, etc. of the 2nd Series of Class VII Preferred Shares issued by the Bank at a meeting held today. The details are described below.

1. Reasons for the repurchase of the 2nd Series of Class VII Preferred Shares

As announced in the “Conclusion of Final Agreement Regarding Establishment of Joint Holding Company by The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd. (Joint Share Transfer)” dated March 25, 2026, subject to the approval of the general meetings of shareholders of the Bank and The Chiba Bank, Ltd., as well as the necessary approvals from relevant authorities, the Board of Directors of the Bank resolved to establish “Chiba Financial Group, Inc.” (hereinafter, the “Joint Holding Company”), which will become the wholly-owning parent company of both banks effective April 1, 2027, through a joint share transfer (hereinafter, the “Share Transfer”) at said meeting, and concluded a final agreement to that effect.

Accordingly, the Bank announced on the same day that it would repurchase its issued preferred shares (Class II Preferred Shares, 2nd Series of Class VI Preferred Shares, and 2nd Series of Class VII Preferred Shares) between July 1, 2026, and January 31, 2027. Among these, the Bank determined that repurchase of the 2nd Series of Class VII Preferred Shares, which has the largest number of shareholders, prior to the other preferred shares would be appropriate for effectively advancing the capital policy, and the Board of Directors has resolved the specific method of repurchase, etc. at a meeting today.

Following the Share Transfer, the Bank and The Chiba Bank, Ltd. plan to discuss the form of capital support to be provided through the Joint Holding Company, whether through a capital increase or other means. The Bank will strive to secure a capital ratio of at least 8%, which it anticipates will be necessary for the Bank to conduct its business operations appropriately.

2. Outline of repurchase

(1) Stock to be repurchased	2nd Series of Class VII Preferred Shares
(2) Number of shares to be repurchased	Up to 4,723 shares (All of the issued 2nd Series of Class VII Preferred Shares (excluding treasury shares))
(3) Consideration for repurchase of shares	Cash
(4) Repurchase price per share	503,427.40 yen
(5) Aggregate amount of repurchase price	Up to 2,377,687,610 yen
(6) Repurchase method

Repurchase for consideration by agreement with shareholders holding the 2nd Series of Class VII Preferred Shares, following notification or public announcement to all the shareholders holding such shares

(7) Date of repurchase	August 17, 2026

(Note)

The amount per share of the 2nd Series of Class VII Preferred Shares is calculated as the sum of 500,000 yen, which is the amount equivalent to the paid-in amount per share of the 2nd Series of Class VII Preferred Shares, and 3,427.40 yen, which is the amount equivalent to the pro-rated year-end dividend of the 2nd Series of Class VII Preferred Shares (the amount obtained by multiplying the number of days from April 1, 2026 (including that day) to the date of repurchase (including that day) by 9,000 yen, which is the year-end dividend per preferred share of the 2nd Series of Class VII Preferred Shares, and dividing the result by 365 (calculated to the third decimal place, with the third decimal place rounded up)).

If the amount of cash to be paid in exchange for acquiring shares results in a fraction less than one yen, the Bank will calculate the amount to the first decimal place with the first decimal place rounded down.

(Reference)

Outline of resolution regarding the repurchase of treasury shares at the Board of Directors meeting held on March 25, 2026

(1)	Stock to be repurchased: 2nd Series of Class VII Preferred Shares
(2)	Aggregate shares to be repurchased: Up to 4,723 shares
(3)	Consideration for repurchase of shares: Cash

(4)

Repurchase price per share: An amount equivalent to the paid-in amount per share of the 2nd Series of Class VII Preferred Shares, which is 500,000 yen per share, plus an amount equivalent to the accrued preferred year-end dividend on the 2nd Series of Class VII Preferred Shares (an amount calculated by multiplying 9,000 yen, which is the preferred year-end dividend per share of the 2nd Series of Class VII Preferred Shares, by the number of days from April 1, 2026 (inclusive) to the repurchase date (inclusive), and dividing the product by 365 (calculated to the third decimal place and rounded up to the second decimal place))

(5)	Aggregate amount of repurchase price: Up to 2,397,136,027 yen
(6)	Repurchase method: Stock repurchase by agreement with shareholders of the 2nd Series of Class VII Preferred Shares, with notice or public announcement to all these shareholders
(7)	Period during which the shares may be repurchased: From July 1, 2026 to January 31, 2027

This press release may not be published, distributed, diffused or otherwise sent into the United States of America (including its territories and possessions, every State in the United States and the District of Columbia). This press release does not constitute an extension into the United States of the share repurchase mentioned in this press release.

Regarding the U.S. Securities Act

If the management consolidation between the Bank and The Chiba Bank, Ltd. (collectively, the “Banks”, and such management consolidation, the “Management Consolidation”) is executed, the Banks plan to file a Form F-4 registration statement (“Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Management Consolidation. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of the Banks before the date of the shareholders meetings at which the Management Consolidation will be voted upon. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Banks, the Management Consolidation, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Management Consolidation before exercising voting rights in relation to the Management Consolidation at the relevant bank’s shareholders meeting. All documents filed with the SEC in connection with the Management Consolidation will be made available, free of charge, on the SEC’s website (www.sec.gov) after they are filed. These documents will be provided free of charge upon request. Requests for delivery may be made to The Chiba Kogyo Bank, Management Planning Division (+81-43-243-2111).

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements regarding a Management Consolidation between the Banks and its outcome. These forward-looking statements are presented using the words “anticipate,” “aim,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Banks’ actual respective business performances to differ materially from the forward-looking statements contained herein. The Banks do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Banks (or the post-management consolidation group) in public announcements in Japan and SEC filings.

Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below.

-	Failure to obtain the necessary shareholder meeting approval for the Management Consolidation
-	Failure to obtain the necessary permits and approvals for the Management Consolidation, or failure to fulfill other terms and conditions for the execution of the Management Consolidation
-	Impact of changes in laws, accounting standards, or the business environment applicable to the Banks
-	Challenges in implementing the business strategies of the Banks
-	Impact of changes in general economic or industry conditions, including financial market instability
-	Other risks related to the execution of the Management Consolidation

Regarding the share repurchase

The share repurchase is not directly or indirectly conducted within the United States or aimed at the United States, does not use the United States Postal Service or any methods or means of interstate commerce or international commerce (including, but not limited to, telephone, telex, facsimile, electronic mail and internet communications), and moreover, is not conducted through any securities exchange facilities in the United States. No application for the share repurchase may be accepted through any of the aforementioned methods or means, or through the aforementioned facilities, or from the United States.

Documents regarding the share repurchase are not and may not be sent or distributed in, to, or from the United States by mail or any other method. Any application for the share repurchase that is in violation of any of the abovementioned restrictions, either directly or indirectly, will not be accepted.

To residents of the United States, and, within the United States, no solicitation of application for securities or any other assets is being made, and, even if an application is sent to the company by a resident of the United States or from within the United States, the company cannot accept them. Furthermore, it is not a purpose of this press release to request any expression of intent to apply for the share repurchase.

A shareholder, etc. (or, in the case of a shareholder that is a foreign resident, etc., the shareholder’s standing proxy) selling his or her shares in the share repurchase may be requested to make the following representations and warranties when selling his or her shares. The shareholder, etc. is not located in the United States at the time of selling his or her shares; the shareholder, etc. has not received or sent any information (including copies thereof) regarding the share repurchase, either directly or indirectly, in, to, or from the United States; the shareholder, etc. has not used, either directly or indirectly, the United States Postal Service or any methods or means of interstate commerce or international commerce (including, but not limited to, telephone, telex, facsimile, electronic mail and internet communications), or any securities exchange facilities in the United States, with respect to the share repurchase; and the shareholder, etc. does not act as any other party’s agent or trustee or delegate without discretion (except in the case where such other person is giving all instructions regarding the purchase, etc. from outside the United States).